UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 12 November, 2012

ASX & MEDIA RELEASE
12 NOVEMBER, 2012

NOVOGEN SIGNS NON-BINDING TERM SHEET WITH TRIAXIAL PHARMACEUTICALS SHAREHOLDERS

Novogen today announced that it has signed a term sheet in relation to the proposed acquisition of all of the shares of Triaxial Pharmaceuticals Pty Ltd (“Triaxial”) for $1.88 million in a combination of the Company’s ordinary shares and debt based on the achievement of certain clinical milestones.

Triaxial is a privately-owned, Australian bio-pharmaceutical company which was established in 2009.  The company was formed to develop a technology platform addressing the problem of certain families of small molecular drugs where there is an inherent inflexibility in their chemical structure.  The platform is not limited to specific compounds, however Triaxial is initially using its technology to create a family of molecules known as super benzopyrans.  These molecules target a range of key signal transduction pathways that are at the heart of multi-drug resistance in cancer cells.

The proposed transaction is conditional on completion of Novogen’s previously announced capital reduction and remains subject to the execution of mutually satisfactory legal documentation.

The Company will update shareholders in due course in relation to the proposed transaction.

About Novogen Limited

Novogen Limited is an Australian biotechnology company based in Sydney, Australia. Novogen conducts research and development on oncology therapeutics through its subsidiary, MEI Pharma, Inc. More information on the Novogen group of companies can be found at www.novogen.com.